Exhibit 4
Second Quarter 2009

Message from the Chairman of the Board
and the President and Chief Executive Officer

Summary of results for the first six months	For the six months ended June 30, 2009, income from continuing operations totaled $1,842 million, compared to $2,049 million for the same period of 2008. The difference is mainly due to the recognition, in June 2008, of a $129-million regulatory asset for revenue variances related to weather conditions in 2006 and 2007. In addition, the more difficult business environment in 2009 resulted in a $46-million increase in bad debt expense.

With regard to discontinued operations, a non-recurring gain of $121 million related to the price adjustment provided for in the contract for the sale of the company’s interest in Transelec, in Chile, had been recognized in 2008.

Net income for the first six months therefore amounted to $1,842 million, compared to $2,171 million in 2008.

Second quarter	Net income totaled $435 million in the second quarter of 2009, compared to $721 million in 2008. The decrease is mainly due to the recognition, in June 2008, of a $129-million regulatory asset for revenue variances related to weather conditions in 2006 and 2007. It also stems from the business environment, which has led to an increase in bad debt and lower demand from industrial customers in Québec.

Consolidated results for the first six months	Revenue totaled $6,506 million, compared to $6,731 million in 2008. In Québec, revenue from electricity sales amounted to $5,628 million, a $120-million increase over 2008. Revenue from markets outside Québec totaled $736 million, a decrease of $312 million.

In Québec, the $120-million increase in revenue from electricity sales was mainly the result of colder temperatures in 2009 and the April 1, 2008 and 2009 rate adjustments; these factors were mitigated by a decrease in demand from industrial customers.

On markets outside Québec, the $312-million decrease was attributable to a reduction in Hydro-Québec Production’s export revenue because of colder temperatures in Québec during first quarter 2009 and a drop in energy market prices.

Second Quarter 2009 — page 2

Total expenditure amounted to $3,489 million, for an increase of $17 million over 2008. The $117-million decrease in regulatory deferrals, mainly due to the recognition, in June 2008, of a regulatory asset for revenue variances related to weather conditions in 2006 and 2007, was offset by a $40-million decrease in amortization expense and a $30-million decrease in capital tax as a result of a reduction in the tax rate.

Segmented results for the first six months	Generation Hydro-Québec Production posted net income of $1,306 million for the first six months of 2009, which is comparable to the previous year’s amount of $1,343 million.

Revenue from net electricity exports decreased by $262 million. The division also recorded an additional $40-million loss in 2009 on special contracts with large industrial customers in Québec due to the drop in aluminum market prices.

These factors were offset by the positive effect of hedging aluminum prices and the decrease in reservation expenses for capacity on Hydro-Québec TransÉnergie’s transmission system, as well as a reduction in amortization expense and capital tax.

Transmission

Hydro-Québec TransÉnergie’s net income amounted to $232 million, which is comparable to the $247 million recorded by the division in 2008. Revenue from native load transmission service increased by $23 million, while revenue from point-to-point transmission services provided to Hydro-Québec Production decreased by $25 million. Amortization expense for the regulatory assets in connection with the net costs related to retirement of property, plant and equipment and intangible assets increased by $40 million; this expense was recognized in accordance with the conditions established by the Régie de l’énergie. Capital tax decreased by $9 million.

Distribution

Hydro-Québec Distribution recorded net income of $304 million, compared to $455 million in 2008. This $151-million decrease is mainly due to the recognition, in June 2008, of a $129-million regulatory asset for revenue variances related to weather conditions in 2006 and 2007. It also includes a $40-million increase in bad debt stemming from the more difficult business environment in 2009.

Construction

The Construction segment comprises the operations of Hydro-Québec Équipement and Société d’énergie de la Baie James.

For the first six months of 2009, the volume of activity in this segment totaled $1,044 million, compared to $916 million in 2008. Among the major projects underway are
Eastmain-1-A/Sarcelle/Rupert and the 1,250-MW interconnection with Ontario. Hydro-Québec Équipement also continued with engineering and procurement activities to refurbish Gentilly-2 nuclear generating station in Bécancour. In addition, it began work on the Romaine project in May.

Second Quarter 2009 — page 3

Investment	As at June 30, 2009, investments in property, plant and equipment, intangible assets and the Energy Efficiency Plan totaled $1,730 million, compared to $1,567 million in 2008. As anticipated, a large portion of this amount was devoted to the capital projects of Hydro-Québec Production, especially the Eastmain-1-A/Sarcelle/Rupert hydroelectric development.

Hydro-Québec TransÉnergie continued investing in its transmission system to bring new generating facilities onto the grid. It also pursued construction of the interconnection with Ontario, whose first converter was commissioned in June, and carried on work to ensure long-term operability of all its facilities. Hydro-Québec Distribution kept up investments to meet growth in the number of service contracts in Québec, improve service quality and implement the Energy Efficiency Plan.

Financing	On June 22, 2009, the issue of variable-rate notes maturing in 2014 raised $1 billion, bringing the total amount of borrowings since the beginning of the year to $2 billion, all completed on the Canadian market.

The proceeds from these borrowings will be used to refinance debt maturing in 2009 and to support the growth of the capital program.

/s/ Michael L. Turcotte	/s/ Thierry Vandal

Michael L. Turcotte	Thierry Vandal
Chairman of the Board	President and Chief Executive Officer

August 14, 2009

Second Quarter 2009 — page 4
CONSOLIDATED STATEMENTS OF OPERATIONS
In millions of Canadian dollars
(unaudited)

		Three months ended		Six months ended
		June 30		June 30
	Notes	2009	2008	2009	2008

Revenue		2,634	2,960	6,506	6,731

Expenditure

Operations		650	629	1,263	1,243
Electricity and fuel purchases		258	329	677	666
Depreciation and amortization	4	522	577	1,112	1,152
Taxes		145	230	437	528
Regulatory deferrals		—	(116)	—	(117)

		1,575	1,649	3,489	3,472

Operating income		1,059	1,311	3,017	3,259

Financial expenses	5	624	595	1,175	1,210

Income from continuing operations		435	716	1,842	2,049

Income from discontinued operations	6	—	5	—	122

Net income		435	721	1,842	2,171

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
In millions of Canadian dollars
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008

Balance, beginning of period	17,852	17,006	16,445	15,556

Net income	435	721	1,842	2,171

Balance, end of period	18,287	17,727	18,287	17,727

The accompanying notes are an integral part of the consolidated financial statements.

Second Quarter 2009 — page 5
CONSOLIDATED BALANCE SHEETS
In millions of Canadian dollars
(unaudited)

		As at June 30,	As at December 31,
	Notes	2009	2008

ASSETS
Current assets

Cash and cash equivalents		2,307	370
Short-term investments		965	3,545
Accounts receivable		2,078	1,966
Derivative instruments		690	659
Materials, fuel and supplies		301	290

		6,341	6,830

Property, plant and equipment		55,857	54,987
Investments		112	108
Derivative instruments		1,587	1,428
Intangible assets		863	880
Regulatory assets		990	1,167
Other assets		1,462	1,374

		67,212	66,774

LIABILITIES
Current liabilities

Borrowings		542	91
Accounts payable and accrued liabilities		1,604	1,948
Dividends payable		—	2,252
Accrued interest		879	915
Regulatory liabilities		14	56
Current portion of long-term debt		1,229	770
Derivative instruments		449	82

		4,717	6,114

Long-term debt		36,157	35,290
Derivative instruments		1,117	1,887
Asset retirement obligations		313	300
Regulatory liabilities		—	6
Other long-term liabilities		792	760
Perpetual debt		337	355

		43,433	44,712

EQUITY

Share capital		4,374	4,374
Retained earnings		18,287	16,445
Accumulated other comprehensive income	7	1,118	1,243

		19,405	17,688

		23,779	22,062

		67,212	66,774

Commitments and contingencies	10
The accompanying notes are an integral part of the consolidated financial statements.
On behalf of the Board of Directors,

/s/ Jacques Leblanc	/s/ Michael L. Turcotte

Jacques Leblanc	Michael L. Turcotte
Chair of the Audit Committee	Chairman of the Board

Second Quarter 2009 — page 6
CONSOLIDATED STATEMENTS OF CASH FLOWS
In millions of Canadian dollars
(unaudited)

		Three months ended		Six months ended
		June 30		June 30
	Notes	2009	2008	2009	2008

Operating activities

Net income		435	721	1,842	2,171
Income from discontinued operations	6	—	(5)	—	(122)

Income from continuing operations		435	716	1,842	2,049
Adjustments
Depreciation and amortization	4	522	577	1,112	1,152
Amortization of debt premiums, discounts and issue expenses	5	29	33	61	62
Difference between contributions paid and pension cost		(68)	(70)	(121)	(84)
Regulatory deferrals		—	(116)	—	(117)
Other		53	47	2	36
Change in non-cash working capital items	8	792	659	(468)	(686)

		1,763	1,846	2,428	2,412

Investing activities

Property, plant and equipment and intangible assets		(993)	(883)	(1,651)	(1,493)
Investments		2	6	2	62
(Acquisition) disposal of an interest, net of cash and cash equivalents (acquired) divested		—	148	(17)	148
Costs related to Energy Efficiency Plan		(48)	(43)	(79)	(74)
Net disposal of short-term investments		802	513	2,581	2,339

		(237)	(259)	836	982

Financing activities

Issuance of long-term debt		997	1,017	2,029	1,517
Repayment of long-term debt		(203)	(68)	(205)	(1,209)
Inflows resulting from credit risk management		275	150	620	225
Outflows resulting from credit risk management		(1,640)	—	(1,940)	—
Net change in short-term borrowings		346	(400)	427	13
Dividends paid		—	(723)	(2,252)	(2,095)
Other		—	1	(1)	—

		(225)	(23)	(1,322)	(1,549)
Foreign currency effect on cash and cash equivalents		(8)	(5)	(5)	(2)

Cash flows from continuing operations		1,293	1,559	1,937	1,843
Cash flows from discontinued operations		—	(1)	—	(1)

Net change in cash and cash equivalents		1,293	1,558	1,937	1,842

Cash and cash equivalents, beginning of period		1,014	338	370	54

Cash and cash equivalents, end of period		2,307	1,896	2,307	1,896

Supplementary cash flow information	8
The accompanying notes are an integral part of the consolidated financial statements.

Second Quarter 2009 — page 7
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
In millions of Canadian dollars
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008

Net income	435	721	1,842	2,171

Other comprehensive income

Change in deferred gains (losses) on items designated as cash flow hedges	38	(512)	102	(527)

Reclassification to operations of deferred gains on items designated as cash flow hedges	(111)	(17)	(227)	(74)

	(73)	(529)	(125)	(601)

Other	—	—	—	3

Comprehensive income	362	192	1,717	1,573

Second Quarter 2009 — page 8
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three- and six-month periods ended June 30, 2009 and 2008
Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.
Note 1 — Basis of Presentation
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and reflect the decisions of the Régie de l’énergie (the “Régie”). These decisions affect the timing of the recognition of certain transactions in consolidated operations, resulting in the recognition of regulatory assets and liabilities, which Hydro-Québec considers it is likely to recover or settle subsequently through the rate-setting process. The quarterly consolidated financial statements, including the present Notes, do not contain all the required information regarding the audited annual consolidated financial statements and should therefore be read in conjunction with the Consolidated Financial Statements and accompanying Notes in Hydro-Québec’s Annual Report 2008.
The accounting policies used to prepare the quarterly consolidated financial statements conform to those presented in Hydro-Québec’s Annual Report 2008, except as regards the changes in accounting policies described in Notes 2 and 3.
Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.
Note 2 — Changes in Accounting Policies
Recent Changes
2009
Goodwill and Intangible Assets
On January 1, 2009, Hydro-Québec adopted the recommendations of Section 3064 of the Canadian Institute of Chartered Accountants (CICA) Handbook, “Goodwill and Intangible Assets,” which superseded Section 3062, “Goodwill and Other Intangible Assets,” and Section 3450, “Research and Development Costs.” Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of these recommendations had no material impact on the consolidated financial statements.
Rate-Regulated Activities
On January 1, 2009, the temporary exemption provided for in CICA Handbook Section 1100, “Generally Accepted Accounting Principles,” which allowed the recognition and measurement of regulatory assets and liabilities, was withdrawn. However, based on Statement of Financial Accounting Standard (SFAS) No. 71, “Accounting for the Effects of Certain Types of Regulation,” issued by the U.S. Financial Accounting Standards Board (FASB), Hydro-Québec is maintaining the current accounting treatment for regulatory assets and liabilities, pursuant to a practice allowed by Canadian GAAP. The withdrawal of the exemption therefore had no impact on the consolidated financial statements.
Credit Risk and Fair Value of Financial Assets and Financial Liabilities
On January 20, 2009, the Emerging Issues Committee (EIC) of the CICA released Abstract of Issue Discussed EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” EIC-173 clarifies that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of the recommendations in this abstract had no impact on the consolidated financial statements.

Second Quarter 2009 — page 9
Note 2 — Changes in Accounting Policies (continued)
Future Changes
Financial Instruments — Disclosures
In June 2009, the CICA amended CICA Handbook Section 3862, “Financial Instruments — Disclosures.” The purpose of the amendments is to improve disclosures about fair value measurements and liquidity risk related to financial instruments. They will apply to annual financial statements relating to fiscal years ending after September 30, 2009.
Business Combinations
In January 2009, the CICA issued Section 1582, “Business Combinations,” which superseded Section 1581, “Business Combinations.” Section 1582 establishes the principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. It will apply prospectively to business combinations for which the acquisition date is in a fiscal year beginning on or after January 1, 2011. However, early adoption is permitted.
Consolidated Financial Statements and Non-Controlling Interests
In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-Controlling Interests,” which superseded Section 1600, “Consolidated Financial Statements.” Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These sections will apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. However, early adoption is permitted as of the beginning of a fiscal year.
International Financial Reporting Standards
On February 13, 2008, the Canadian Accounting Standards Board (AcSB) confirmed that the complete changeover to International Financial Reporting Standards (IFRS) would take effect for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Hydro-Québec is currently examining the issues involved in the changeover from Canadian GAAP to IFRS.
Note 3 — Effect of Rate Regulation on the Consolidated Financial Statements
TRANSMISSION
In decision D-2009-023 of March 17, 2009, the Régie set Hydro-Québec’s power transmission rates effective January 1, 2009. The new rates take into account a 7.65% return on the rate base, assuming a capitalization with 30% equity.
DISTRIBUTION
In decision D-2009-021 of March 16, 2009, the Régie granted an across-the-board increase of 1.22% in Hydro-Québec’s electricity rates, effective April 1, 2009. This increase takes into account a 7.42% return on the rate base in 2009, assuming a capitalization with 35% equity.
In these decisions, the Régie accepted the Distributor’s and the Transmission Provider’s proposal to recognize net costs related to the retirement of property, plant and equipment and intangible assets in the statement of operations for the year in which they are incurred. The balance of the related account as at December 31, 2008, will therefore be expensed in 2009. An amortization expense of $58 million was recorded in this regard for the three months ended June 30, 2009, and of $111 million for the six months ended June 30, 2009.

Second Quarter 2009 — page 10
Note 4 — Depreciation and Amortization

	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008

Property, plant and equipment [a]	383	473	836	947
Intangible assets	29	30	61	59
Regulatory assets and liabilities	108	72	210	142
Deferred charges	—	2	—	4
Projects written off	2	—	5	—

	522	577	1,112	1,152

a)
The revision of the useful life of property, plant and equipment, most of which is used for hydraulic generation, gave rise to a $78-million decrease in the depreciation and amortization expense for the three months ended June 30, 2009 ($2-million increase in 2008) and a $72-million decrease for the six months ended June 30, 2009 ($4-million increase in 2008). As a result of the revision, the maximum amortization period for some property, plant and equipment used for hydraulic generation has increased from 50 to 100 years.

Note 5 — Financial Expenses

	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008

Interest
Interest on debt securities	611	614	1,187	1,234
Amortization of debt premiums, discounts and issue expenses	29	33	61	62

	640	647	1,248	1,296

Net exchange loss	21	2	14	22

Loan guarantee fees	43	42	87	84

	64	44	101	106

Less
Capitalized financial expenses	77	80	153	147
Net investment income	3	16	21	45

	80	96	174	192

	624	595	1,175	1,210

Note 6 — Discontinued Operations
In the first quarter of 2008, Hydro-Québec recognized a gain of $117 million, net of $25 million in related income taxes, for the price adjustment provided for in the contract for the sale of its interest in HQI Transelec Chile S.A. (Transelec). This adjustment was made following the ministerial order issued on January 15, 2008, establishing the value of the regulated trunk transmission asset base of Transelec.
In the second quarter of 2008, an additional gain of $4 million, net of $1 million of related income taxes, was added to the above-mentioned price adjustment, for a section of the transmission system that had been excluded from the amount recognized in the first quarter of 2008. The agreement establishing the additional adjustment was dependent on a condition met on April 29, 2008.

Second Quarter 2009 — page 11
Note 7 — Accumulated Other Comprehensive Income

	As at June 30, 2009
	Cash flow
	hedges	Other	Total

Balance, beginning of period	1,243	—	1,243
Changes during the period	(125)	—	(125)

Balance, end of period	1,118	—	1,118

	As at June 30, 2008
	Cash flow
	hedges	Other	Total

Balance, beginning of period	965	(3)	962
Changes during the period	(601)	3	(598)

Balance, end of period	364	—	364

Note 8 — Supplementary Cash Flow Information

	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008

Change in non-cash working capital items

Accounts receivable	547	497	(132)	(306)
Materials, fuel and supplies	(34)	(4)	(18)	(22)
Accounts payable and accrued liabilities	(76)	(196)	(287)	(315)
Accrued interest	355	362	(31)	(43)

	792	659	(468)	(686)

Investing activities not affecting cash

Increase in property, plant and equipment and intangible assets	72	8	88	20

Interest paid	176	143	1,105	1,067

Second Quarter 2009 — page 12
Note 9 — Employee Future Benefits

	Three months ended June 30
	Pension Plan		Other plans
	2009	2008	2009	2008

Accrued benefit cost recognized	13	36	27	26

	Six months ended June 30
	Pension Plan		Other plans
	2009	2008	2009	2008

Accrued benefit cost recognized	27	80	53	52

Note 10 — Commitments and Contingencies
Guarantees
As at June 30, 2009, the potential maximum amount Hydro-Québec could have had to pay under letters of credit or guarantees provided as security totaled $388 million. Of this amount, $311 million was related to energy purchases. Guarantees amounting to $131 million will expire between 2009 and 2019, while others totaling $257 million do not have maturity dates.
Hydro-Québec provided guarantees to the purchasers of its interests with respect to contingent tax liabilities and certain other customary representations. These guarantees, for which no liability was recognized, will be in effect until the applicable limitation periods expire.

Second Quarter 2009 — page 13
Note 11 — Segmented Information
The following tables contain information related to operations and assets by segment:

	Three months ended June 30, 2009
					Corporate	Intersegment
					and Other	eliminations
	Generation	Transmission	Distribution	Construction	Activities	and adjustments	Total

Revenue

External customers	304	17	2,303	—	8	2 [a]	2,634
Intersegment	1,031	696	16	649	293	(2,685)	—

Income (loss) from continuing operations	438	104	(113)	1	4	1	435

Net income (loss)	438	104	(113)	1	4	1	435

Total assets as at June 30, 2009	31,426	17,342	12,048	410	6,324	(338)	67,212

	Three months ended June 30, 2008
					Corporate	Intersegment
					and Other	eliminations
	Generation	Transmission	Distribution	Construction	Activities	and adjustments	Total

Revenue

External customers	550	13	2,382	—	7	8 [a]	2,960
Intersegment	1,108	687	15	571	291	(2,672)	—

Income from continuing operations [b]	481	128	102	1	1	3	716

Net income [b]	481	128	102	1	6	3	721

Total assets as at June 30, 2008	30,092	16,824	11,906	316	5,838	(357)	64,619

a)	Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than in Revenue.

b)	In 2009, Hydro-Québec revised its method for allocating financial expenses. Figures for 2008 have been reclassified to conform to the presentation adopted in the current year.

Second Quarter 2009 — page 14

Note 11 — Segmented Information (continued)

	Six months ended June 30, 2009
					Corporate	Intersegment
					and Other	eliminations
	Generation	Transmission	Distribution	Construction	Activities	and adjustments	Total

Revenue

External customers	791	28	5,674	—	10	3 [a]	6,506
Intersegment	2,555	1,398	34	1,044	567	(5,598)	—

Income (loss) from continuing operations	1,306	232	304	—	(5)	5	1,842

Net income (loss)	1,306	232	304	—	(5)	5	1,842

Total assets as at June 30, 2009	31,426	17,342	12,048	410	6,324	(338)	67,212

	Six months ended June 30, 2008
					Corporate	Intersegment
					and Other	eliminations
	Generation	Transmission	Distribution	Construction	Activities	and adjustments	Total

Revenue

External customers	1,128	24	5,558	—	13	8 [a]	6,731
Intersegment	2,599	1,381	30	916	569	(5,495)	—

Income (loss) from continuing operations [b]	1,343	247	455	1	(3)	6	2,049

Net income [b]	1,343	247	455	1	119	6	2,171

Total assets as at June 30, 2008	30,092	16,824	11,906	316	5,838	(357)	64,619

a)	Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than in Revenue.

b)	In 2009, Hydro-Québec revised its method for allocating financial expenses. Figures for 2008 have been reclassified to conform to the presentation adopted in the current year.
Note 12 — Comparative Data
Some of the figures for the corresponding period of the previous year have been reclassified to conform to the presentation adopted in the current year.

Second Quarter 2009 — page 15
CONSOLIDATED FINANCIAL HIGHLIGHTS
In millions of Canadian dollars
(unaudited)

	Three months ended				Six months ended
	June 30				June 30
Summary of Operations	2009	2008	Change (%)		2009	2008	Change (%)

Revenue	2,634	2,960	11.0	ê	6,506	6,731	3.3	ê
Expenditure	1,575	1,649	4.5	ê	3,489	3,472	0.5	é
Financial expenses	624	595	4.9	é	1,175	1,210	2.9	ê
Discontinued operations	—	5	100.0	ê	—	122	100.0	ê
Net income	435	721	39.7	ê	1,842	2,171	15.2	ê

Second Quarter 2009 — page 16

Quarter Highlights

Generation	Romaine project

Construction on the Romaine project, north of Havre-Saint-Pierre, officially began on May 13 and will continue until 2020. This $6.5-billion project involves the construction of four hydroelectric generating stations with a total installed capacity of 1,550 MW as well as a 150-km permanent road. The facilities will have an annual average output of 8 TWh, equivalent to the consumption of more than 450,000 Québec households. Between 2012 and 2016, the peak workforce will exceed 2,000 workers. The project will generate economic spinoffs of approximately $3.5 billion in Québec, including about $1.3 billion for the Côte-Nord region.

The Romaine project is being carried out in cooperation with the local and regional communities concerned. Various mitigation and compensation measures will be implemented to minimize the project’s ecological footprint and allow land users to pursue their activities. The project will also include an extensive program of environmental follow-up until 2040.

Transmission	Abitibi substation — Synchronous compensators

On May 25, the Régie de l’énergie authorized the overhaul and upgrading of the synchronous compensators and their auxiliary systems at Abitibi substation (735 kV). The project will cost $71.3 million, and the equipment is scheduled for commissioning in 2010 and 2011.

Interconnection with Ontario

On June 30, the new interconnection with Ontario (1,250 MW) was partially commissioned at 315/230-kV Outaouais substation. With the startup of the first of two converters, the interconnection can transfer up to 625 MW of power.

Distribution	Calls for tenders — 125 MW of biomass and 500 MW of wind power

On April 14, Hydro-Québec Distribution issued a call for 125 MW of power generated in Québec by new biomass cogeneration plants. Biomass must account for at least 75% of the fuel used to generate the power.

On April 30, Hydro-Québec Distribution issued a call for two 250-MW blocks of Québec-generated wind power, one reserved for Aboriginal communities’ projects and one for other communities’ projects. Like the previous call, this tender call is designed to meet long-term power needs in Québec. Projects must not exceed 25 MW in capacity. They must have a minimum Québec content, and a certain percentage of the cost must be incurred in the regional county municipality of Matane or the Gaspésie—Îles-de-la-Madeleine administrative region.

Second Quarter 2009 — page 17

Technological innovation	Electric vehicle

On June 9, Hydro-Québec and Ford Motor Company announced that Hydro-Québec has joined a North America—wide demonstration program for the Ford Escape Plug-In Hybrid. Set up by Ford in conjunction with the Electric Power Research Institute, this three-year program is designed to develop and evaluate technical approaches for integrating plug-in hybrids into the power grid. Hydro-Québec is the only Canadian company participating in the program. The consumption of the Ford Escape Plug-In Hybrid with lithium-ion battery can be as low as 2 L/100 km (120 mpg).
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